SEC FILE NUMBER:  000-30239
                                                  CUSIP NUMBER:

                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K and Form 10-KSB  [ ] Form 11-K   [ ] Form 20-F
            [X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

              For Period Ended: March 31, 2004
              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended:_____________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

______________________________________________________________________________


PART I - REGISTRANT INFORMATION

  GK INTELLIGENT SYSTEMS, INC.
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Full Name of Registrant


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Former Name if Applicable

  2602 Yorktown Place
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Address of Principal Executive Office (Street and Number)

  Houston, Texas  77056
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |
     | (a) The reasons described in reasonable detail in Part III of this form
     |     could not be eliminated without unreasonable effort or expense;
     |
[x]  | (b) The subject annual report, semi-annual report; transition report on
     |     Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
     |     filed on or before the fifteenth calendar day following the
     |     prescribed due date; or the subject quarterly report of transition
     |     report on Form 10-Q, or portion thereof will be filed on or before
     |     the fifth calendar day following the prescribed due date; and
     |
     | (c) The accountant's statement or other exhibit required by Rule
     |     12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

     The Company did not receive the analysis from its Texas legal counsel of how much of its debts could be eliminated based on a four year Texas statute of limitations until last week when it was then too late for the Company to complete the Form 10-QSB quarterly report and file it timely.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Robert N. Wilkinson                 (801)        533-9645
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          (Name)                         (Area Code)(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been
      filed?  If answer is no, identify report(s).         [x] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
      portion thereof?                                     [x] Yes   [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. GK Intelligent Systems, Inc. anticipates reporting net income of approximately $351,929 for the three months ended March 31, 2004 compared to a net loss of $391,739 reported for the three months ended March 31, 2003. The Company attributes the improvement largely to a gain on release of debt of $871,000.

______________________________________________________________________________

                   GK Intelligent Systems, Inc.
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           (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   May 18, 2004                   By   /s/ Gary F. Kimmons
                                         ------------------------------------
                                           Gary F. Kimmons, President and
                                           Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                            ATTENTION



Intentional Misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).